Exhibit 2.1
AMENDMENT NO. 1
TO ASSET PURCHASE AGREEMENT
     This Amendment (the “Amendment”) to the Asset Purchase Agreement (as defined below) is entered into as of this 1st day of September, 2011 by and among AmSurg Corp., a Tennessee corporation (“Parent”), AmSurg Holdings, Inc., a Tennessee corporation and wholly-owned subsidiary of Parent (“Holdings”), and National Surgical Care, Inc., a Delaware corporation (the “Company”).
RECITALS
     A. The parties have entered into an Asset Purchase Agreement, dated as of August 23, 2011 (the “Asset Purchase Agreement”).
     B. The parties wish to amend the Asset Purchase Agreement to reflect the terms of this Amendment.
     C. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Asset Purchase Agreement.
     NOW, THEREFORE, in consideration of the premises and mutual agreements expressed herein and in the Asset Purchase Agreement, the parties hereto agree as follows:
     1. Amendments.
          (a) Section 1.2 of the Asset Purchase Agreement shall be amended by deleting “and” at the end of Section 1.2(i), deleting the period at the end of Section 1.2(j), and adding the following to the end of Section 1.2(j):
          “; and
     (k) all cash and cash equivalents of the Company and all checks and funds received by the Company or its banks (e.g., checks deposited or funds paid to lock-box accounts), and the bank accounts associated therewith.”
     (b) Section 1.2(f) of the Asset Purchase Agreement shall be deleted in its entirety and replaced with the following:
     “(f) any attorney’s notes or other work-product held by the Company, and any other correspondence, books and records that relate to the transactions contemplated by the Merger Agreement and this Agreement.”
     (c) Section 1.4 of the Asset Purchase Agreement shall be amended by deleting “and” at the end of Section 1.4(i), deleting the period at the end of Section 1.4(j), and adding the following at the end of Section 1.4(j):

     “; and
     (k) all outstanding checks and payments by the Company.”
          (d) The definition of “Cash” in Section 11.1(b) of the Asset Purchase Agreement shall be deleted in its entirety and replaced with the following:
     ““Cash” means, as of the close of business on the day immediately preceding the Closing Date, the difference between (a) the pro rata portion (based upon the Company’s direct or indirect percentage ownership) of the cash and cash equivalents of each of the Acquired Entities and Center Entities and all checks and funds received by each of the Acquired Entities and Center Entities or their respective banks (e.g., checks deposited or funds paid to lock-box accounts), but, in each case, shall exclude any cash which is subject to capital maintenance or capital surplus rules or similar statutory restrictions which require the holding of specific assets or separate accounts and the like (but excluding any cash securing Indebtedness), minus (b) the pro rata portion (based upon the Company’s direct or indirect percentage ownership) of all outstanding checks and payments made by the Acquired Entities and Center Entities, minus (c) the Cash-in-Transit (without duplication of amounts included in clause (b)).”
     (e) A new definition will be added to Section 11.1(b) after “Cash” as follows:
          ““Cash-in-Transit” shall mean the cash in the amounts set forth on Annex E; provided, that Cash-in-Transit shall not include any management or similar fees payable by the Center Entities to the Company for periods from and after September 1, 2011.”
          (f) The definition of “Working Capital” in Section 11.1(b) of the Asset Purchase Agreement shall be deleted in its entirety and replaced with the following:
     ““Working Capital” means (a) the consolidated current assets (which shall be calculated excluding the items set forth in Section 1.2(k) of this Agreement, Cash and any assets related to Taxes or Tax items) of the Company and the Acquired Entities and Center Entities set forth on Schedule I, less (b) the consolidated current liabilities of the Company and the Acquired Entities and Center Entities set forth on Schedule I (which shall be calculated excluding (i) Indebtedness, (ii) the items set forth in clause (b) of the definition of Cash, (iii) the aggregate amount of all outstanding checks and payments by the Company and (iv) the Cash-in-Transit) as of the close of business on the day immediately preceding the Closing Date and calculated pursuant to the Accounting Policies. An example of the application of this Working Capital definition as of a hypothetical Closing Date is set forth on Schedule I. For the avoidance of doubt, Working Capital shall exclude all Excluded Assets and Excluded Liabilities.”
          (g) Section 1.12(b)(vi) shall be deleted in its entirety and replaced with the following:
          “[Intentionally Omitted]”

          (h) Section 6.3(d) of the Asset Purchase Agreement shall be deleted in its entirety and replaced with the following:
     “The Company will adopt, or will cause to be adopted, all necessary resolutions to terminate the National Surgical Care, Inc. Paychex Section 125 Cafeteria Plan (the “Company Cafeteria Plan”), effective September 5, 2011 (the “FSA Termination Date”). Effective immediately following the Closing, any Continuing Employee who was employed by the Company shall be eligible to participate in the applicable cafeteria and/or flexible spending account plan in which similarly situated employees of Parent participate (collectively, the “Parent Cafeteria Plan”). Effective October 1, 2011, any Continuing Employee who was employed by an Acquired Entity or Center Entity shall become eligible to participate in the Parent Cafeteria Plan. Following the FSA Termination Date, no transfer of any Continuing Employee’s flexible spending account balances under the Company Cafeteria Plan shall be made to the Parent Cafeteria Plan. Additionally, no expenses incurred by a Continuing Employee on or after the FSA Termination Date shall be eligible for reimbursement under the Company Cafeteria Plan; provided, however, both Parties agree that any eligible expenses incurred by the Continuing Employees prior to the FSA Termination Date may continue to be submitted and eligible for reimbursement under the Company Cafeteria Plan until December 5, 2011 (the “Claim Run-out Period”), with the cost of such expenses reimbursed for the Continuing Employees to be paid for by Parent or its Affiliates. Parent shall be responsible for the payment of any required fees charged by Paychex for the administration of the Company Cafeteria Plan from the FSA Termination Date until the expiration of the Claim Run-out Period. Following the expiration of the Claim Run-out Period, Parent shall, in good faith, determine any unspent amounts which remain in the Continuing Employees’ flexible spending accounts under the Company Cafeteria Plan as of the end of the Claim Run-out Period and shall reimburse the Continuing Employees for such amounts, including an additional amount to reflect any lost tax savings incurred by the Continuing Employees due to the termination of the Company Cafeteria Plan. Such reimbursement shall occur prior to December 31, 2011. Both Parties agree to make any necessary amendments to the applicable plan documents and take such further actions as may be required to ensure the provisions of this Section 6.3(d) are carried out.”
     (i) A new sentence will be added to the end of Section 6.4 as follows:
          “Following the Closing, Parent and the Acquired Entities shall cause all Cash-in-Transit as of the close of business on the business day preceding the Closing Date between the Acquired Entities and Center Entities, on the one hand, and the Company, on the other hand, to be delivered promptly to the Company, and in any event prior to September 9, 2011.”
          (j) Section 6.6(b) of the Asset Purchase Agreement shall be deleted in its entirety and replaced with the following:
          “(b) Prior to the Closing, the Company shall purchase and pay the full premium for an extended reporting period endorsement under the Company’s existing directors’

and officers’ liability insurance coverage for the directors and officers of the Acquired Entities and Center Entities in a form reasonably satisfactory to Parent that shall provide such directors and officers with coverage for six (6) years following the Closing of not less than the existing coverage and have other terms not materially less favorable to the insured than the directors’ and officers’ insurance currently maintained by the Company. After the Closing, neither Parent nor the Company or their Affiliates shall take, or cause to be taken, any action to terminate such insurance coverage.”
          (k) A new Section 6.8 shall be added to the Asset Purchase Agreement as follows:
          “Section 6.8 Indemnification for Letter of Credit. Prior to the Closing, Parent shall have sent to the landlord for the facility lease for Fullerton Surgical Center a replacement letter of credit for the Standby Letter of Credit Number 3114672, dated October 14, 2010; Issuing Bank: Bank of America, N.A.; Applicant: NSC; Beneficiary: Seaside Ranchos and The Lynda Ward Trust as successors in interest to DDR Properties (the “Letter of Credit”). Parent agrees that it shall reimburse the Company for any sums provided to the beneficiary of the Letter of Credit by Bank of America, N.A. in the event that the beneficiary makes any demand for payment pursuant to the Letter of Credit following the Closing Date and prior to the return of the Letter of Credit to Bank of America, N.A. Parent and the Company shall use commercially reasonable efforts to cause the beneficiary of the Letter of Credit to return the Letter of Credit to Bank of America, N.A. as soon as practicable following the Closing Date.”
          (l) Annex A to the Asset Purchase Agreement shall be deleted in its entirety and replaced with the Annex A attached hereto.
          (m) Annex B attached hereto shall be added as Annex E to the Asset Purchase Agreement.
          (n) The Estimated Closing Statement delivered by the Company to Parent and Holdings on August 26, 2011 shall be void and of no further effect and the Estimated Closing Statement in the form attached hereto as Annex C shall constitute the Estimated Closing Statement for purposes of the Asset Purchase Agreement.
     2. General Provisions.
          (a) Effect of Amendment. Except as specifically amended hereby, all of the terms of the Asset Purchase Agreement shall remain in full force and effect.
          (b) Entire Agreement; Amendment. This Amendment and the Asset Purchase Agreement (together with the Annexes, Schedules and Exhibits attached thereto) embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relative to such subject matter. This Amendment may be modified only by a written amendment signed by the parties hereto.

          (c) Governing Law. This Amendment, and any claims that arise out of or result from this Amendment, will be governed by and construed under the laws of the State of Delaware, without reference to any conflicts of laws principles that would require the application of any other law.
[Signature Page Follows]

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

AmSurg Corp.

By: Name:	/s/ Claire Gulmi /s/ Claire Gulmi
Its:	Vice President

AmSurg Holdings, Inc.

By: Name:	/s/ Claire Gulmi /s/ Claire Gulmi
Its:	Vice President

National Surgical Care, Inc.

By: Name:	/s/ Sami Abbasi Sami Abbasi
Its:	Chief Executive Officer

Annex A
Working Capital Accounting Policies
[Please see attached.]

Annex B
Cash-in-Transit

Annex C
Estimated Closing Statement
[Please see attached.]